Exhibit (a)(5)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of NovaGold Resources Inc.
August 4, 2006

NOTICE OF OFFER TO PURCHASE FOR CASH All of the outstanding Common Shares of NOVAGOLD RESOURCES INC. on the basis of US$14.50 for each Common Share by BARRICK GOLD CORPORATION
Barrick Gold Corporation (“Barrick”) is offering (the “Offer”) to purchase all of the issued and outstanding common shares of NovaGold Resources Inc. (“NovaGold”), including common shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan agreement dated April 21, 2006 between NovaGold and Computershare Investor Services Inc. (collectively, the “Common Shares”), at a price of US$14.50 cash per Common Share. The Offer, which is subject to certain conditions, is set forth in the offer to purchase and related offering circular dated August 4, 2006 (the “Circular”), a copy of which is being filed with the securities regulatory authorities in Canada and with the United States Securities and Exchange Commission and which should be made available by such authorities through the Internet at www.sedar.com and www.sec.gov, respectively.
The Offer is open for acceptance until 6:00 p.m. (Toronto time) on September 15, 2006 (the “Expiry Time”), unless the Offer is extended (in which case the term “Expiry Time” will mean the latest time and date at which the Offer expires) or withdrawn.
The Offer is subject to certain conditions that are described in the Circular, including there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that constitutes at least 50.1% of the Common Shares then outstanding (calculated on a fully diluted basis) and the provisions of NovaGold’s shareholder rights plan being waived or invalidated. Subject to applicable laws, Barrick reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time. Barrick further reserves the right to offer a subsequent offering period, which is an additional period of time following the expiration of the initial offering period (i.e. a period of time starting after the first date upon which Common Shares are taken up by Barrick) during which holders of Common Shares (“Shareholders”) may accept the Offer. Barrick may elect to extend the Offer or offer a subsequent offering period by giving notice of such extension or subsequent offering period to the Shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and with the United States Securities and Exchange Commission.
The Common Shares are listed on the Toronto Stock Exchange and the American Stock Exchange (“AMEX”) under the symbol “NG”. The closing price of the Common Shares on the AMEX on July 21, 2006, the last trading day prior to the announcement of Barrick’s intention to make the Offer, was US$11.67. The Offer represents a premium of 24% over the July 21, 2006 closing price of the Common Shares on the AMEX.
The Offer may be accepted by delivering to CIBC Mellon Trust Company (the “Depositary”) or Mellon Investor Services LLC (the “US Forwarding Agent”), at or prior to the Expiry Time: (a) certificate(s) representing the Common Shares to be accepted; (b) a properly completed and executed letter of transmittal (the “Letter of Transmittal”); and (c) all other documents required by the instructions set out in the Letter of Transmittal. The Letter of Transmittal will accompany the Offer and will specify the offices of the Depositary and US Forwarding Agent at which valid deposits under the Offer may be made. Alternatively, Shareholders may accept the Offer (1) by following the procedures for book-entry transfer of Common Shares established by CDS or DTC; or (2) by following the procedure for guaranteed delivery and using a notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), each as described in the Offer and Circular. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.
Common Shares deposited under the Offer will be deemed withdrawn upon receipt by the Depositary or the US Forwarding Agent, as applicable, of a written or printed copy of the notice of withdrawal which specifies the name of the depositing Shareholder, the number of Common Shares to be withdrawn and the name of the registered holder, if different from that of the depositing Shareholder, (i) at any time before the Common Shares have been taken up by Barrick under the Offer (including any Common Shares deposited during any subsequent offering period), (ii) if the Common Shares have not been paid for by Barrick within three business days after having been taken up, (iii) up until the tenth day following the day Barrick files a notice announcing that it has changed or varied the Offer unless, among other things, prior to filing the notice Barrick had taken up the Common Shares or the change in the Offer consists solely of an increase in the consideration offered and the Offer is not extended for more than ten days or the change in the Offer consists solely of the waiver of a condition of the Offer, and (iv) if Barrick has not taken up the Common Shares within 60 days of the commencement of the Offer, at any time after the 60-day period until Barrick does take up the Common Shares.
The receipt of cash for Common Shares pursuant to the Offer will be a taxable transaction for Canadian and US federal income tax purposes. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.
Barrick has existing cash reserves and also available funds under its credit facility to finance the Offer.
Barrick is requesting the use of NovaGold’s shareholder list and security position listings for the purpose of disseminating the Offer and Circular to Shareholders. When that information is provided, the Offer and Circular and other relevant materials will be mailed to record holders of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on NovaGold’s shareholder list or who are listed as participants in a security position listing for subsequent transmittal to the beneficial owners.
The information contained in this advertisement is a summary only. The Offer is made solely by the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively, the “Offer Documents”), all of which are incorporated herein by reference. The Offer Documents contain important information that Shareholders are urged to read in their entirety before making any decision with respect to the Offer. Copies of the Offer Documents can be obtained without charge from Georgeson Shareholder Communications Canada Inc. (the “Information Agent”), the Depositary or the US Forwarding Agent. Questions and requests for assistance may be directed to the Information Agent, the Depositary, the US Forwarding Agent or the dealer managers for the Offer. The contact information for these parties is set out below.
The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.
NOTICE TO HOLDERS OF OPTIONS AND WARRANTS
TO ACQUIRE COMMON SHARES OF NOVAGOLD RESOURCES INC.
The Offer is made only for Common Shares and is not made for any options or warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of options or warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise the options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

The Depositary for the Offer is: CIBC Mellon Trust Company

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West, Securities Level Toronto, Ontario M5L 1G9

Telephone: 416-643-5500 Toll Free: 1-800-387-0825 Email: inquiries@cibcmellon.com

The US Forwarding Agent for the Offer is:

Mellon Investor Services LLC By Mail, Registered Mail, by Hand or by Courier 120 Broadway, 13th Floor New York, New York 10271 Toll Free: 1-800-777-3674

The Dealer Managers for the Offer are:

In Canada	In the United States
CIBC World Markets Inc. 161 Bay Street, BCE Place P. O. Box 500 Toronto, Ontario M5J 2S8 Telephone: 416-594-7180	CIBC World Markets Corp. 300 Madison Avenue New York, New York 10017 Telephone: 212-667-7163

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc. 100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1

North American Toll Free Number: 1-866-489-3151 Banks and Brokers Call Collect: 212-440-9800

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary, the
US Forwarding Agent, the Dealer Managers or the Information Agent at their respective telephone numbers and locations set out above.
Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.